UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2008

Mitsubishi UFJ Financial Group, Inc.

	By:	/S/ Ryutaro Kusama
	Name:	Ryutaro Kusama
	Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Concerning Issuance of Preferred Shares through a Third-Party Allotment

Tokyo, October 27, 2008—Mitsubishi UFJ Financial Group, Inc. (President & CEO Nobuo Kuroyanagi “MUFG”) hereby announces that its Board of Directors today resolved to issue the First Series Class 5 Preferred Shares (the “Preferred Shares”) through a third-party allotment as set forth below.

PARTICULARS

1.	Purposes of Offering of Preferred Shares to be Issued through a Third-party Allotment

(1)	Major purpose of raising capital

As the financial crisis worsens worldwide, the MUFG group (the “Group”), which has a strong customer and deposit base, has been making a move toward future growth, taking such steps as strengthening the total power of the Group through domestic and international strategic investments and organizational restructuring. The Group aims for enhanced stabilization of its financial base and further corporate growth as a global financial group by implementing this capital reinforcement.

(2)	Marketability of the Preferred Shares

The Preferred Shares shall be issued by way of a third party allotment. The Preferred Shares are “bond type” preferred shares, which grant no conversion right for ordinary shares to its holders. Dilution of the ordinary shares will not occur. Although the Preferred Shares do not have a so-called maturity date, the Preferred Shares may be acquired by MUFG at the same price as the issue price on and after about five (5) years and four (4) months, by taking the prescribed procedures, at MUFG’s option. Please refer to the attached Terms and Conditions for the detailed information.

(3)	Reason for raising capital by the Preferred Shares

As a result of considering various funding methods in connection with this capital raising, MUFG gave comprehensive consideration to the following reasons, and has determined that raising capital by issuance of the Preferred Shares is the best scheme:

(i)	The Preferred Shares are “bond type” preferred shares, in which dilution of the ordinary shares will not occur;

(ii)	The Preferred Shares may be issued flexibly within the authorization by the Articles of Incorporation; and

(iii)	MUFG has determined that the Preferred Shares have reasonable conditions in respect of dividend rate, etc. as “bond type” preferred shares, considering the past issuing cases.

Note: This notice is published solely for the purpose of disclosing to the public information regarding MUFG’s issuance of preferred shares. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred shares will be issued and sold in Japan, and MUFG has no intention of offering or selling these securities in the United States.

2.	Amount of Proceeds and Use of Proceeds

(1)	Amount of funds to be raised (estimated proceeds after deduction of costs)

Aggregate amount to be paid	JPY	390,000,000,000
Estimated amount of costs and expenses for issuance	JPY	100,000,000
Estimated proceeds after deduction of costs	JPY	389,900,000,000

(2)	Details of use of proceeds

Proceeds are expected to be provided to MUFG’s consolidated subsidiaries.

(3)	Scheduled date of expenditure of proceeds

November, 2008

(4)	Rationale for use of proceeds

MUFG gave comprehensive consideration to the Group’s capital position, business environment, etc., and has determined it reasonable to provide to MUFG’s consolidated subsidiaries.

3.	Business Results and Equity Finance for Past Three Years

(1)	Consolidated business results for past three years

Fiscal year	FY March 2006	FY March 2007	FY March 2008

Ordinary revenue (million JPY)	4,293,950	6,094,033	6,393,951

Ordinary income (million JPY)	1,078,061	1,457,080	1,029,013

Current net income (million JPY)	770,719	880,997	636,624

Current net income per share (JPY)	93,263.15	86,795.07	61.00

Dividends per share (JPY)	Common Stock	Common Stock	Common Stock
	7,000	11,000	14.00
	First Series Class 3 Preferred Shares	First Series Class 3 Preferred Shares	First Series Class 3 Preferred Shares
	60,000	60,000	60.00
	Class 8 Preferred Shares	Class 8 Preferred Shares	Class 8 Preferred Shares
	15,900	15,900	15.90
	Class 9 Preferred Shares	Class 11 Preferred Shares	Class 11 Preferred Shares
	18,600	5,300	5.30
	Class 10 Preferred Shares	Class 12 Preferred Shares	Class 12 Preferred Shares
	19,400	11,500	11.50
	Class 11 Preferred Shares
	5,300
	Class 12 Preferred Shares
	11,500

Shareholders’ equity per share (JPY)	692,792.38	801,320.41	727.98

Note: This notice is published solely for the purpose of disclosing to the public information regarding MUFG’s issuance of preferred shares. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred shares will be issued and sold in Japan, and MUFG has no intention of offering or selling these securities in the United States.

(2)	Number of outstanding shares and dilutive shares at present

(As of September 30, 2008)
Type	Number of shares	Ratio to the number of outstanding shares
Number of outstanding shares	11,067,380,680	100.00%
Number of dilutive shares at the current acquisition price	14,196,900	0.13%
Number of dilutive shares at the minimum acquisition price	14,211,400	0.13%

(3)	Recent share prices

(i)	For past three years

(in JPY)
	FY March 2007	FY March 2008	FY March 2009
Opening	1,820,000	1,350,000 *1,097	863
High	1,950,000	1,430,000 *1,252	1,173
Low	1,260,000	990,000 *782	678
Closing	1,330,000	1,010,000 *860	683

Note: 1.	MUFG has conducted a stock split at the rate of 1,000 shares per 1 share on September 30, 2007.
2.	The mark * represents the share prices after the rights-off due to the stock split.
3.	The share prices for the fiscal year 2009 listed above are the prices as of October 24, 2008.

Note: This notice is published solely for the purpose of disclosing to the public information regarding MUFG’s issuance of preferred shares. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred shares will be issued and sold in Japan, and MUFG has no intention of offering or selling these securities in the United States.

(ii)	For past six months

(in JPY)
	May	June	July	August	September	October
Opening	1,124	1,082	946	964	832	913
High	1,169	1,156	1,036	964	962	946
Low	973	926	902	789	741	678
Closing	1,078	941	971	839	893	683

Note: The share prices for the fiscal year October 2008 listed above are the prices as of October 24, 2008.

(iii)	Share price as of the day preceding the date of the resolution authorizing issuance

(in JPY)
As of October 24, 2008
Opening	712
High	725
Low	678
Closing	683

(4)	Equity Finance under this transaction

Issuance of First Series Class 5 Preferred Shares through a Third-party Allotment

Issue date	November 17, 2008

Amount of proceeds	JPY 389,900,000,000 (issue price: JPY2,500) (estimated proceeds after deduction of costs)

Number of outstanding shares at the time of the offering (as of September 30, 2008)	Common Stock:	10,933,679,680 shares
First Series
	Class 3 Preferred Shares:	100,000,000 shares
	Class 11 Preferred Shares:	1,000 shares
	Class 12 Preferred Shares:	33,700,000 shares
	Total:	11,067,380,680 shares

Number of shares to be issued through this capital increase	156,000,000 shares

Aggregate number of outstanding shares after the offering	Common Stock:	10,933,679,680 shares
First Series
	Class 3 Preferred Shares:	100,000,000 shares
	Class 11 Preferred Shares:	1,000 shares
	Class 12 Preferred Shares:	33,700,000 shares
First Series
	Class 5 Preferred Shares:	156,000,000 shares
		(scheduled	)
	Total:	11,223,380,680 shares
		(scheduled	)

Allottee	To be determined.

(5)	Equity Finance for Past Three Years

Not Applicable.

Note: This notice is published solely for the purpose of disclosing to the public information regarding MUFG’s issuance of preferred shares. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred shares will be issued and sold in Japan, and MUFG has no intention of offering or selling these securities in the United States.

4.	Major Shareholders and their Shareholding Ratio

(1)	Common Stock

Before the offering (as of September 30, 2008)		After the offering
Japan Trustee Services Bank, Ltd. (Trust account)	5.12%	Same as the left column
The Master Trust Bank of Japan, Ltd. (Trust account)	3.97%
The Master Trust Bank of Japan, Ltd. (Trust account 4G)	3.62%
Hero & Co. (Standing proxy agent: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	2.62%
Nippon Life Insurance Company	2.61%
The Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Company, Pension Trust Account for the benefit of retirement plans)	1.61%
Toyota Motor Corporation	1.36%
Meiji Yasuda Life Insurance Company	1.27%
Street Bank and Trust Company (Standing proxy agent: Mizuho Corporate Bank, Ltd., Kabutocho Custody & Proxy Department)	1.14%
The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Ltd., Pension Trust Account for the benefit of retirement plans)	1.08%

(2) First Series Class 3 Preferred Shares

Before the offering (as of September 30, 2008)		After the offering
Tokio Marine & Nichido Fire Insurance Co., Ltd.	40.00%	Same as the left column
Meiji Yasuda Life Insurance Company	40.00%
Nippon Life Insurance Company	20.00%

(3) Class 11 Preferred Shares

Before the offering (as of September 30, 2008)		After the offering
UFJ Trustee Services PVT. (Bermuda) Limited as the trustee of UFJ International Finance (Bermuda) Trust	100.00%	Same as the left column

Note: This notice is published solely for the purpose of disclosing to the public information regarding MUFG’s issuance of preferred shares. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred shares will be issued and sold in Japan, and MUFG has no intention of offering or selling these securities in the United States.

(4)	Class 12 Preferred Shares

Before the offering (as of September 30, 2008)		After the offering
(Treasury Stock)		Same as the left column
Mitsubishi UFJ Financial Group, Inc.	66.46%
DAIDO LIFE INSURANCE COMPANY	33.53%

(5) First Series Class 5 Preferred Shares

Before the offering (as of September 30, 2008)		After the offering
Not Applicable		To be determined.

5.	Expected Impact on Business Results

MUFG believes that this issuance will increase the growth and profitability of the Group, since the proceeds will be provided to MUFG’s consolidated subsidiaries.

6.	Reasonableness of Conditions of Issuance, etc.

(1)	Basis for calculating the offer price

MUFG gave comprehensive consideration to (i) the comparison of the marketability of the Preferred Shares to the amount to be paid in respect of other similar shares and (ii) the current market conditions of the equity securities, and determined JPY 2,500 to be the amount to be paid per Preferred Share.

(2)	Rationale for judgment that number of shares to be issued and level of dilution of shares are reasonable

Since the Preferred Shares are “bond type” preferred shares, which grant no conversion right for ordinary shares to its holders, dilution will not occur.

7.	Reason for Selecting Allottees

The allottees and the number of shares to be allotted shall be determined by MUFG’s chief financial officer. Presently, the chief financial officer has not yet determined the allottees or the number of shares to be allotted.

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651

Note: This notice is published solely for the purpose of disclosing to the public information regarding MUFG’s issuance of preferred shares. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred shares will be issued and sold in Japan, and MUFG has no intention of offering or selling these securities in the United States.

Attachment	Terms and Conditions

1.	Description of Shares to be Offered

Mitsubishi UFJ Financial Group, Inc. (the “Company”) First Series Class 5 Preferred Shares (the “Preferred Shares”)

2.	Number of Shares to be Offered

156,000,000 shares

3.	Amount to be Paid for Shares to be Offered

JPY 2,500 per share

4.	Aggregate Amount to be Paid

JPY 390,000,000,000

5.	Application Date

November 14, 2008

6.	Payment Date

November 17, 2008

7.	Matters Concerning Capital and Capital Reserve to be Increased

The amount of capital to be increased is JPY 195,000,000,000 (JPY 1,250 per share), and the amount of capital reserve to be increased is JPY 195,000,000,000 (JPY 1,250 per share).

8.	Method of Issue

Allotment shall be conducted by way of a third party allotment. The allottees and the number of shares to be allotted shall be determined by the chief financial officer.

9.	Preferred Dividends

(1)	The Company shall pay, JPY 115 per Preferred Share, monetary dividends from surplus (such money to be paid by such dividend being referred to as the “Preferred Dividends” in the Terms and Conditions) (provided, however, that with respect to the Preferred Dividends of which March 31, 2009 is the record date, JPY 43 per Preferred Share) to the holders of the Preferred Shares (the “Preferred Shareholders”) or the registered share pledgees of the Preferred Shares (the “Registered Preferred Share Pledgees”), whose names have been entered or recorded in the latest shareholder register as of March 31 of each year, in priority to the holders of the ordinary shares (the “Ordinary Shareholders”) or the registered share pledgees of the ordinary shares (the “Registered Ordinary Share Pledgees”); provided, however, that if the Company has paid the Preferred Interim Dividends as provided for in Section 10 in the relevant business year, the amount so paid shall be deducted from the amount of the relevant Preferred Dividends.

(2)	In the event that the amount of monetary dividends from surplus to be paid to the Preferred Shareholders or the Registered Preferred Share Pledgees during a business year falls short of the amount of the Preferred Dividends, such shortfall shall not be carried over for accumulation to the subsequent business years.

Note: This notice is published solely for the purpose of disclosing to the public information regarding MUFG’s issuance of preferred shares. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred shares will be issued and sold in Japan, and MUFG has no intention of offering or selling these securities in the United States.

(3)	The Company shall not pay dividends from surplus exceeding the value of the Preferred Dividends to the Preferred Shareholders or the Registered Preferred Share Pledgees, except for (i) the dividends from surplus provided for in Article 758, Item 8, (b) of the Company Law or Article 760, Item 7, (b) of the Company Law, which will be paid in the procedure for absorption-type corporate splits to be conducted by the Company, or (ii) the dividends from surplus provided for Article 763, Item 12, (b) of the Company Law or Article 765, Paragraph 1, Item 8, (b) of the Company Law, which will be paid in the procedure for incorporation-type corporate splits to be conducted by the Company.

10.	Preferred Interim Dividends

In the event that the Company pays interim dividends as provided for in Article 51 of the Articles of Incorporation of the Company, the Company shall pay, JPY 57.50 per Preferred Share, monetary dividends from surplus (such money to be paid by such dividend being referred to as the “Preferred Interim Dividends” in the Terms and Conditions) to the Preferred Shareholders or the Registered Preferred Share Pledgees, in priority to the Ordinary Shareholders or the Registered Ordinary Share Pledgees.

11.	Distribution of Residual Assets

(1)	In the event that the Company makes a distribution of residual assets, the Company shall pay JPY 2,500 per Preferred Share to the Preferred Shareholders or the Registered Preferred Share Pledgees, in priority to the Ordinary Shareholders or the Registered Ordinary Share Pledgees.

(2)	Except as provided for in the preceding Section 11 (1), no distribution of the residual assets shall be made to the Preferred Shareholders or the Registered Preferred Share Pledgees.

12.	Voting Rights

Unless otherwise provided for by laws and regulations, no Preferred Shareholders shall have voting rights at any general meeting of shareholders; provided, however, that the Preferred Shareholders shall have voting rights during the period, if an agenda with respect to the receipt of the Preferred Dividends is not presented at an ordinary general meeting of shareholders, from such general meeting, or if an agenda thereof is rejected at an ordinary general meeting, from the closing time of such general meeting, up until a resolution is passed to receive the Preferred Dividends.

13.	Consolidation or Splitting of Preferred Shares; Right to Receive Allotment of Offered New Shares, Etc.

(1)	Unless otherwise provided for by laws and regulations, the Company shall not conduct share consolidations or share splits with respect to the Preferred Shares.

(2)	The Company shall not grant the Preferred Shareholders any right to receive an allotment of shares to be offered, or any right to receive an allotment of stock acquisition rights to be offered.

(3)	The Company shall not conduct free distribution of shares or free distribution of stock acquisition rights to the Preferred Shareholders.

Note: This notice is published solely for the purpose of disclosing to the public information regarding MUFG’s issuance of preferred shares. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred shares will be issued and sold in Japan, and MUFG has no intention of offering or selling these securities in the United States.

14.	Acquisition Clause of the Preferred Shares

(1)	After the issuance of the Preferred Shares, on or after April 1, 2014, the Company may, in exchange for the delivery of the money, JPY 2,500 per Preferred Share, acquire all or a part of the Preferred Shares on the certain date separately determined by a resolution of the meeting of the Board of Directors.

(2)	Partial acquisition shall be made by way of pro rata or lot allocation.

15.	Order of Priority

The order of priority of the payment of the Preferred Dividends, the Preferred Interim Dividends and the residual assets of the Preferred Shares shall be the same as the order of priority of the preferred shares of other kinds issued by the Company.

16.	Prescription Period

The provision of Article 52 of the Articles of Incorporation of the Company shall be applied mutatis mutandis to the payment of the Preferred Dividends and the Preferred Interim Dividends.

17.	Others

Each of the above sections shall be applicable on condition that the notification has been made and the approvals and authorizations under the related laws and regulations have become effective.

Note: This notice is published solely for the purpose of disclosing to the public information regarding MUFG’s issuance of preferred shares. Accordingly, this notice is not a solicitation of investments or any similar activities in or outside Japan.

This notice does not constitute an offer of securities for sale in the United States. The preferred shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The preferred shares will be issued and sold in Japan, and MUFG has no intention of offering or selling these securities in the United States.